Exhibit 3.6

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.)           The jurisdiction where the Non-Delaware Corporation first formed is
FLORIDA

2.)           The jurisdiction immediately prior to filing this Certificate is FLORIDA

3.)           The date the Non-Delaware Corporation first formed is 06/23/1988

4.)           The name of the Non-Delaware Corporation immediately prior to filing this Certificate is CYBEROAD.COM CORPORATION

5.)           The name of the Corporation as set forth in the Certificate of Incorporation is STRATA CAPITAL CORPORATION

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 10 day of December, A.D. 2007

By:	/s/ MARK RENTSCHLER

Name:	MARK RENTSCHLER
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Title:	PRESIDENT, SECRETARY & DIRECTOR
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